Exhibit 99.1

InterOil Announces Q2 2015 Results

- Latest Elk-Antelope well test data support a two train development

- Streamlining organization with operator transition in PRL15

- Triceratops-3 reaches total depth with positive gas indications

- US$541 million liquidity at June 30, 2015

Singapore and PORT MORESBY, Papua New Guinea, Aug. 13, 2015 /PRNewswire/ -- InterOil Corporation's (NYSE: IOC; POMSoX: IOC) analysis of the latest well test data from the Elk-Antelope gas field in Papua New Guinea supports a two-train liquefied natural gas project.

In announcing financial results for the second quarter to June 30, 2015, InterOil Chief Executive Dr Michael Hession said the Antelope-5 well had exceeded all previous Antelope well results.

"Our latest appraisal results confirm our confidence that the field can support two trains," Dr Hession said.

"Our latest downhole pressure data from flow testing shows clear connectivity across the field -- that is, we see no evidence of compartmentalization either laterally or vertically.

"The testing also indicates a world-class, multi-darcy reservoir with strong deliverability, which should favorably influence development costs."

Appraisal of Elk-Antelope is expected to finish later this year and will be followed by certification of the resource volume.

In the past two weeks, Total of France has assumed operatorship of the PRL15 joint venture and the Elk-Antelope field, which is being developed as the Papua LNG Project.

The joint venture recently selected sites for gas field infrastructure, pipelines and the LNG plant, and is proposing to build Papua New Guinea's second LNG facility next to the ExxonMobil-operated PNG LNG Project near Port Moresby.

Dr Hession said InterOil remained disciplined about capital allocation, would streamline its organization to account for Total becoming operator of PRL15, and would prioritize investment on proving up existing discoveries.

Highlights

Papua LNG Project

The formal change of operatorship from InterOil to Total was completed on August 1, 2015 with InterOil continuing to provide technical services for Total in PRL15 until the end of 2015 under the Operator Transition Agreement.

InterOil will continue to operate its remaining licenses in Papua New Guinea.

On July 2, 2015, the PRL 15 joint venture unanimously endorsed locations for key infrastructure sites for development of the Papua LNG Project.

The central processing facility will be near the Purari River in the Gulf Province, about 360km north-west of Port Moresby, and will be connected to the LNG facility by onshore and offshore gas and condensate pipelines.

Caution Bay near Port Moresby has been selected as the site for the LNG facility.

The site locations and pipeline corridors will be further refined as part of project development.

Selection of the final development concept is expected in the first half of 2016 when appraisal of the Elk-Antelope field has been completed.

This will be followed by front-end engineering and design with early works scheduled to begin later in 2016.

Work has also started on project financing for Papua LNG with the PRL 15 joint venture appointing financial, legal and tax advisors.

Elk-Antelope appraisal update

During the quarter, the Antelope-5 appraisal well was flow tested at different rates, with downhole gauges in Antelope-5 and Antelope-1 recording pressure variations during the flow test.

Detailed analysis of Antelope-5 and Antelope-1 pressure response data across the flowing and shut-in periods provided further confidence that the gas volumes seen by the Antelope-5 test support a two-train LNG project.

Consistent gas compositions and pressure across the field as well as recent flow test data from Antelope-5 and Antelope-1 suggest no evidence of compartmentalization.

On April 27, 2015, Antelope-4 was suspended due to drilling difficulties after intersecting dolomite in the top of the reservoir. A replacement rig has now started sidetrack operations.

Site preparation for Antelope-6 appraisal is nearing completion with drilling expected to begin after the completion of the Antelope-4 sidetrack.

It is expected that the certification payment from Total will occur in mid-2016.

Non-PRL15 operations

The Triceratops-3 appraisal well was spudded on June 15, 2015.

The well is about 5.6km west-north-west of Triceratops-1 and 35km north-west of the Elk and Antelope gas fields.

Triceratops-3 is targeting additional volumes north-west of previous appraisal wells and would provide tie-back potential to an LNG project if sufficient volumes are proven.

Triceratops-3 has penetrated the carbonate reservoir target with positive indications of gas and 13 meters of core was recovered. The well has now reached total measured depth of 2,090m (6,857ft) and preparations for wireline logging are underway.

This well has continued the improvement in our drilling team's performance and was completed in 59 days, comparable with the Antelope-5 well.

The Wahoo sidetrack is being prepared for plugging and abandonment after sidetrack operations reached 1,589m (5,213ft) measured depth without intersecting any carbonate reservoir.

The well will assist in evaluating future targets in this frontier area.

At June 30, 2015, we had acquired high-resolution airborne gravity gradiometry over 65% of our 16,000sqkm of licenses and had completed seismic acquisition over Raptor, Bobcat and Triceratops.

Other matters

On August 1, 2015, Sheree Ford replaced Geoff Applegate, who retired as General Counsel and Company Secretary.

Ms Ford is an experienced corporate lawyer who has worked with BHP Billiton, Oil Search, Roc Oil and Pexco Energy.

Financial update

InterOil returned a loss of $32.5 million for the quarter, most of which comprised the reversal of $25.9 million of interest income, recognized in relation to the Total certification payment.

The adjustment was required with the certification payment now expected in mid-2016.

After net expenditure of $87 million, InterOil finished the second quarter with liquidity of $541 million, including cash and receivables of $241 million (June 30, 2014 -- $610 million).

The credit facility of $300 million remains undrawn.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters Financial Statements

Quarters ended ($ thousands except per share data)	2015		2014				2013
	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Total revenues	(13,643)	13,215	(13,182)	10,749	13,689	1,903	712	617
EBITDA (1)	(30,583)	(20,317)	(60,443)	(12,135)	(10,252)	316,949	(27,272)	(99)
Net (loss)/profit	(32,531)	(21,869)	(64,205)	(16,931)	52,266	318,637	(24,812)	(6,318)
From continuing operations	(32,531)	(21,869)	(62,474)	(14,622)	(15,764)	310,825	(32,024)	(3,555)
From discontinued operations	-	-	(1,731)	(2,309)	68,030	7,812	7,212	(2,763)
Basic (loss)/earnings per share	(0.66)	(0.44)	(1.30)	(0.34)	1.05	6.46	(0.50)	(0.13)
From continuing operations	(0.66)	(0.44)	(1.26)	(0.29)	(0.31)	6.30	(0.65)	(0.07)
From discontinued operations	-	-	(0.04)	(0.05)	1.36	0.16	0.15	(0.06)
Diluted (loss)/earnings per share	(0.66)	(0.44)	(1.30)	(0.34)	1.05	6.38	(0.50)	(0.13)
From continuing operations	(0.66)	(0.44)	(1.26)	(0.29)	(0.31)	6.22	(0.65)	(0.07)
From discontinued operations	-	-	(0.04)	(0.05)	1.36	0.16	0.15	(0.06)

Note (1) EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading "Non-GAAP Measures and Reconciliation". More details can be found in InterOil's financial statements for the quarter and six months ended June 30, 2015 on www.interoil.com.

Conference call information

The full text of the media release and accompanying financials are available on the company's website at www.interoil.com.

A conference call will be held on August 13, 2015, at 8am US Eastern time (8pm Singapore) to discuss the financial and operating results.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (800) 230-1085 in the US, or +1 (612) 234-9960 from outside the US.

A replay of the broadcast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province of Papua New Guinea, and exploration licences covering about 16,000sqkm of the Eastern Papuan Basin. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn	David Wu	Cynthia Black
Senior Vice President	Vice President	Investor Relations
Investor Relations	Investor Relations	North America
T: +65 6507 0222	T: +65 6507 0222	T: +1 212 653 9778
E: michael.lynn@interoil.com	E: david.wu@interoil.com	E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Rob Millhouse	John Hurst
Vice President	Cannings Corporate
Corporate Affairs	Communications
T: +65 8112 5694	T: +61 418 708 663
E: robert.millhouse@interoil.com	E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.